UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 8)* PIMCO Income Strategy Fund II
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201J203 72201J302 72201J401 72201J500 72201J609
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of July 31, 2011, as reported in the Issuer's Form N-CSR/A filed on October 4, 2011.

This Amendment No. 8 ("Amendment No. 8") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011 and November 14, 2011 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

On December 1, 2011, Brigade LCSF and Brigade CM (together, "Brigade") filed a complaint in the Superior Court Department of the Trial Court in Suffolk County, Commonwealth of Massachusetts, against the Issuer and PIMCO Income Strategy Fund (the "Complaint") regarding the Issuer's publicly-announced decision to postpone the 2011 annual meeting of shareholders until July 31, 2012.

A copy of the Complaint is attached hereto as Exhibit A and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Complaint Exhibit B: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK COUNTY, ss.	SUPERIOR COURT DEPARTMENT OF THE TRIAL COURT

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD. and BRIGADE CAPITAL MANAGEMENT, LLC,	VERIFIED COMPLAINT
Civil Action No._____(BLS)
Plaintiffs, v. PIMCO INCOME STRATEGY FUND and PIMCO INCOME STRATEGY FUND II, Defendants.

NATURE OF THE ACTION

1.           This action arises from the unlawful refusal of Defendants PIMCO Income Strategy Fund ("PFL") and PIMCO Income Strategy Fund II ("PFN," and collectively, the "Funds" or "PIMCO") to schedule and hold the 2011 annual meeting of shareholders on an "annual" basis as expressly required by the controlling Bylaws1 and the Declarations of Trusts for each of the Funds (attached hereto as Exhibits A-D).  Article IV of the Declarations of Trust for each Fund direct that "annual meetings of Shareholders . . . shall be held as specified in the Bylaws."

2.           Rather than comply with the Bylaws, which require that the annual meeting be held "at least on an annual basis," PIMCO unlawfully changed the anticipated date for the 2011 annual meeting from December 2011 to July 31, 2012 -- a delay of seven months that would result in an unprecedented and unlawful gap of more than 19 months between annual meetings, given that the 2010 annual meeting was held on December 14, 2010.

1 The controlling Bylaws are, respectively, the Fourth Amended and Restated Bylaws of PIMCO Income Strategy Fund ("PFL Bylaws") and the Fourth Amended and Restated Bylaws of PIMCO Income Strategy Fund II ("PFN Bylaws," and collectively with the PFL Bylaws, the "Bylaws").

3.           As alleged below, PIMCO has employed this unlawful delay strategy in direct response to Plaintiffs' notice of intent merely to nominate for election one trustee (out of eight) to the Board of each of the Funds.

4.           Absent immediate intervention by this Court, PIMCO will deprive Plaintiffs and all other shareholders of their fundamental right, enshrined in the controlling Bylaws, to elect trustees at an annual meeting to be held "on at least an annual basis" -- and not on a "19-month basis," as PIMCO now intends.

PARTIES

5.           Plaintiff Brigade Leveraged Capital Structures Fund Ltd. ("Brigade LCSF") is a pooled investment vehicle that operates as a private investment fund and is a Cayman Islands exempted company.  The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9007.  Brigade LCSF is the beneficial owner of 1,037 preferred shares of PFL and the beneficial owner of 1,619 preferred shares of PFN.

6.           Plaintiff Brigade Capital Management, LLC ("Brigade CM") is the investment manager of Brigade LCSF and is a Delaware limited liability company.  The principal executive offices of Brigade CM are located at 399 Park Avenue, New York, New York 10022.  Brigade CM is the beneficial owner of 1,037 preferred shares of PFL and the beneficial owner of 1,669 preferred shares of PFN.  The preferred shares of PFN beneficially owned by Brigade CM include 50 shares, a portion of which are beneficially owned by third parties that have managed accounts with Brigade CM, and a portion of which are owned by another Brigade Fund.

7.           Brigade LCSF and Brigade CM (collectively, "Brigade") are the second-largest holders of preferred shares of each of the Funds, holding 32.8% and 25.9% of the preferred shares of each of the respective Funds at issue.

8.           Each of the defendant Funds is a Massachusetts business trust organized and existing under the laws of Massachusetts with its principal office in Massachusetts located at 84 State Street, Boston, Massachusetts 02109.  Allianz Global Investors Fund Management LLC ("Allianz") is the investment manager for each of the Funds.

JURISDICTION AND VENUE

9.           Without limitation, the Court has jurisdiction over each of the Funds because each is a Massachusetts business trust, and the Court has jurisdiction pursuant to G.L. c. 182, § 6, G.L. 223A, §§ 1, 3, and G.L. c. 231A, § 1 et seq.  Each of the Funds has a principal office in Massachusetts, at the office of its registered agent.

10.           Venue is proper in this County pursuant to G.L. 223, § 1 et seq., because each of the Funds designated a registered agent in Boston, Massachusetts, and each stated that it has a principal office in Boston, Massachusetts, as the office of its registered agent. Venue is also appropriate in this County because Brigade does not have a principal or usual place of business in Massachusetts.

FACTUAL BACKGROUND

A.	Brigade Notifies PIMCO of Its Intent to Nominate One of Its Partners for Election as A Trustee.

11.           With the exception of one annual meeting held in November, PIMCO has consistently held annual meetings for its two mutual funds at issue here, jointly with certain of its other mutual funds, in December of each calendar year since their formation.2  See Exhibit E attached hereto.

12.           Indeed, in its November 12, 2010 Proxy Statement for the annual meeting held on December 14, 2010 for each of the Funds (attached hereto as Exhibit F), PIMCO announced that "[i]t is currently anticipated that each Fund's next annual meeting of Shareholders after the Meeting addressed in this Proxy Statement will be held in December 2011."

13.           Based on this notice and in accordance with the Bylaws, on September 21, 2011, Brigade timely delivered to PIMCO a written notice (attached hereto as Exhibit G) stating their intent to nominate an individual affiliated with Brigade for election as a preferred shares trustee of PFL and PFN at the 2011 annual meeting.  The notice complied with the "Shareholder Notice" requirements of Section 10.6 of the Bylaws.

2 PFL, formerly known as PIMCO Floating Rate Income Fund, was formed on June 19, 2003; PFN, formerly known as PIMCO Floating Rate Strategy Fund, was formed on June 30, 2004.

B.           PIMCO Delays the 2011 Annual Meeting Until July 31, 2012.

14.           On October 11, 2011, without any notice or any explanation of any kind, PIMCO issued a press release (attached hereto as Exhibit H) stating that the annual meeting for each of the Funds at issue (but not for other Allianz funds) was being rescheduled to July 31, 2012, a delay of seven months from the anticipated December 2011 date announced nearly a year earlier in the November 12, 2010 Proxy Statement.

15.           While delaying the 2011 annual meeting for each of the Funds, Allianz has not delayed the annual meeting for any of its other mutual funds that traditionally have met jointly with the PIMCO funds, so those other funds will meet in December 2011, as in the past.  See Exhibit I attached hereto.

16.           On October 25, 2011, Brigade filed a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, disclosing that Brigade was seeking support for the election of one of its partners as a preferred shares trustee of each of the Funds at the annual shareholder meeting.

C.	Brigade Complains About the Delay and Receives No Explanation from PIMCO.

17.           On November 11, 2011, having learned of PIMCO's intent to delay the annual meeting by seven months, Brigade sent a letter to Defendants.  The letter stated that the unprecedented 19-month gap violates the PIMCO Bylaws, requested that the seven-month delay be reconsidered, and noted that PIMCO had provided no explanation for the seven-month delay.  The letter also pointed out that the unprecedented delay in the annual meeting date appeared to be in response to Brigade's intention to nominate a partner as a preferred shares trustee of each of the Funds.

18.           On November 22, 2011, Brigade received a three-sentence response from PIMCO, stating that the delay was allegedly in full compliance with the Bylaws (attached hereto as Exhibit J).  No explanation of any kind was provided nor was any reason given for the extraordinary delay in holding the 2011 annual meeting for each of the Funds.

COUNT ONE
(Declaratory Judgment)

19.           Brigade repeats and realleges each of the allegations set forth in Paragraphs 1 through 18 inclusive, as if fully set forth herein.

20.           Section 10.2 of each the Bylaws for each of the Funds is identical and states:

[R]egular meetings of the Shareholders for the election of Trustees and the transaction of such other business as may properly come before the meeting shall be held, so long as Common Shares are listed for trading on the New York Stock Exchange, on at least an annual basis, on such day and at such place as shall be designated by the Trustees.

(emphasis added).

21.           Section 10.2 of each the Bylaws further states, "[w]ritten notice of any meeting of Shareholders, stating the date, time, place and purpose of the meeting, shall be given or caused to be given by a majority of the Trustees and a majority of the Continuing Trustees at least seven days before such meeting to each Shareholder entitled to vote thereat. . . ."

22.           As set forth above, PIMCO's refusal to hold an annual meeting within 12 months of the last meeting, as required by Section 10.2 of the Bylaws, violates the fundamental right of Brigade and the other PIMCO shareholders to participate in corporate democracy and to elect trustees "on at least an annual basis."

23.           Simply put, if PIMCO is allowed to have its way, there will be no annual meeting within 12 months of the last annual meeting in December 2010.  There will be no 2011 meeting of shareholders "on at least an annual basis."  There will not even be an annual meeting within the calendar year 2011.

24.           By reason of the foregoing, a real and justiciable controversy exists between Brigade and the Defendants.

25.           By reason of the foregoing, Brigade is entitled to a judgment declaring, pursuant to G.L. c. 231A, § 1 et seq., that PIMCO is required to comply with the Bylaws and schedule and hold the 2011 annual meeting for each of the Funds as soon as practical, and that the delay of the annual meeting until July 2012 violates the Bylaws and is unlawful.

COUNT TWO
(Specific Performance and Injunctive Relief)

26.           Brigade repeats and realleges each of the allegations set forth in Paragraphs 1 through 25 inclusive, as if fully set forth herein.

27.           As set forth above, Section 10.2 of the Bylaws requires PIMCO to hold an annual meeting of shareholders for each of the Funds for the election of trustees and transaction of other business "on at least an annual basis."

28.           Defendants have provided notice that the next annual meeting for each of the Funds will take place on July 31, 2012, nineteen months after the 2010 annual meeting.

29.           Defendants intend to breach the Bylaws by failing to hold an annual meeting within 12 months of the 2010 annual meeting as required by Section 10.2 of the Bylaws.

30.           The injury to Brigade as a result of Defendants' breach of Section 10.2 of the Bylaws is not compensable in money damages.

31.           By reason of the foregoing, Brigade is entitled to judgment (i) ordering Defendants to specifically perform its obligation under the Bylaws to schedule and hold the annual meeting of each of the Funds as soon as practical after issuance of judgment, and (ii) enjoining PIMCO from continuing its unlawful delay of the 2011 annual meeting in violation of the Bylaws.

WHEREFORE, Brigade demands judgment against the Defendants as follows:

A.           Declaring that:

(i)
Section 10.2 of the Bylaws for each of the Funds requires, inter alia, that a meeting of shareholders for the election of trustees and transaction of other business is held at least once within any 12-month period; and

(ii)
PIMCO is breaching its obligation to timely hold the 2011 annual meeting of shareholders for the election of trustees and transaction of other business for each of the Funds, which obligation arises under Section 10.2 of the Bylaws, and public policy.

B.
Ordering specific performance by Defendants of their obligation under the Bylaws to schedule and hold the 2011 annual meeting for each of the Funds as soon as practical for the election of trustees and the transaction of other business.

C.	Entering a permanent injunction that:

(i)	requires PIMCO to hold the 2011 annual meeting for each of the Funds as soon as practical.
(ii)	enjoins PIMCO from taking any further steps to delay the holding of the 2011 annual meeting for each of the Funds.
(iii)	Awarding to Brigade costs, attorneys' fees, and other expenses incurred in bringing this action.
D.	Granting such other and further relief as the Court deems just and proper.
Respectfully submitted,
BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD. AND BRIGADE CAPITAL MANAGEMENT, LLC

By its attorneys,
/s/ Patrick J. O'Toole, Jr.
Patrick J. O'Toole, Jr., Esq.
(BBO#559267)
WEIL, GOTSHAL & MANGES LLP
100 Federal Street
Boston, MA 02110
Telephone: (617) 772-8300
patrick.otoole@weil.com

Joseph S. Allerhand, Esq. WEIL, GOTSHAL & MANGES LLP 767 Fifth Avenue New York, NY 10153 Telephone: (212) 310-8000 joseph.allerhand@weil.com

Dated:  December 1, 2011

VERIFICATION

I, Neal P. Goldman, on oath, state that I am a Partner at Brigade Capital Management, LLC, and I have read the Verified Complaint and that the facts set forth therein are true based on my own knowledge or based upon my review of relevant documents, and as to all matters alleged upon information and belief, I believe them to be true.

/s/ Neal P. Goldman
Neal P. Goldman November 30, 2011

CERTIFICATE OF SERVICE

I, Patrick J. O'Toole, Jr., hereby certify that the above document was served upon the following counsel for the parties and the following registered agent for the parties by hand on December 1, 2011:

David Sullivan
Ropes & Gray
Prudential Tower
800 Boylston Street
Boston, MA 02109

PIMCO Income Strategy Fund
c/o Corporation Service Company
84 State Street
Boston, MA 02109

PIMCO Income Strategy Fund II
c/o Corporation Service Company
84 State Street
Boston, MA 02109

/s/ Patrick J. O'Toole, Jr.
Patrick J. O'Toole, Jr.

Exhibit B
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund II.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

December 1, 2011
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0002 1247351